Exhibit 4.4

Summary of BSA Plans

The following description is a summary of the principal features of the following share warrant plans of Abivax SA (the “Company”) having U.S. beneficiaries being registered on the Company’s Registration Statement on Form S-8 to which this description is an exhibit: BSA-2026-1 Plan.

Share warrants (bons de souscription d’actions), or BSAs, entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by the Company’s board of directors and at least equal to the fair market value of an ordinary share on the date of grant. In addition to any exercise price payable by a holder upon the exercise of any share warrant, share warrants need to be subscribed for at a price which is determined by the board of directors at the time of the grant.

Administration. Pursuant to delegations granted at the Company’s annual meeting, the Company’s board of directors determines the recipients, dates of grant and exercise price of share warrants, the number of share warrants to be granted and the terms and conditions of the share warrants, including their exercise period and their vesting period. In its discretion, the board of directors has the authority to extend the exercise period of share warrants post-termination.

Underlying shares. Each BSA-2026-1 gives the holder the right to purchase one (1) ordinary share.

Allocation. The Company’s BSAs are generally subscribed by officers, directors, employees, consultants or partners of the Company. BSAs 2026-1 may not be transferred.

Standard terms. The conditions to exercise BSAs 2026-1 are as follows:

a)

The BSAs 2026-1 will be exercisable for one fourth on February 1st, 2027, for one fourth on February 1st, 2028, for one fourth on February 1st, 2029 and the balance on February 1st, 2030, in one or several occasions. In any event, except in the event of dismissal for serious misconduct or gross negligence, the exercisable BSAs must be exercised by the holder within three (3) months of ceasing to be a member of the Company’s board of directors or an observer to the Board. If they are not exercised within this period or in the event of dismissal for serious misconduct or gross negligence, the exercisable BSAs will become null and void. Additionally, the BSAs will become fully exercisable (i) upon a change of control of the Company, (ii) if the Company is absorbed by another company or (iii) if the Company merges with one or several other companies resulting in the creation of a new entity or (iv) in case of a demerger.

Validity period. All BSAs have a maximum validity period of 10 years as from their issuance.